EXHIBIT 99.1

June 22, 2004

Board of Commissioners

Hospital Board

Minnie G. Boswell Memorial Hospital

Re:

Offer to Purchase Minnie G. Boswell Memorial Hospital and

Interim Services Agreement for Hospital Operations

Dear Ladies and Gentlemen:

As you are aware, we have had several conversations and meetings regarding the ongoing operations of Minnie G. Boswell Memorial Hospital (“MBMH”) and the purchase of MBMH from Greene County and the Hospital Board (collectively, the “County”) by Pacer Health Corporation (“Pacer”).  Pursuant to our previous discussions, this letter sets forth the terms and conditions upon which Pacer proposes to purchase MBMH from the County and to provide interim services for the operation of MBMH until such purchase is consummated.

The principal terms and conditions of Pacer’s proposal are set forth below and shall be legally binding and enforceable agreements of the County and Pacer once accepted by the County.

A.

Offer to Purchase

1.

Purchase Price. The Purchase Price shall be the fair market value as ratified by a fair market opinion of the Attorney General of the State of Georgia.  The Purchase Price, reduced by any closing prorations, shall be paid to the County by Pacer in immediately available certified funds and/or by assumption of certain agreed upon liabilities and/or any setoffs accrued during Pacer’s management of MBMH.

2.

Property.

a.

Pacer proposes to purchase from the County all of the County's right, title and interest in and to the following assets used in the operation of MBMH (i) the real estate located in City of Greensboro, Greene County, State of Georgia, with a municipal address of 1201 Siloam Rd., Greensboro GA 30642, together with the buildings, structures, improvements and fixtures located thereon, including, but not limited to the hospital building, and all rights, privileges, easements, licenses, and other appurtenances relating thereto (such real estate shall be referred to as the "Real Property"), (ii) all tangible personal property used or useful in the operation of MBMH, including all of the machinery, equipment, supplies, office furniture and office equipment, computing and telecommunications equipment, if any, motor vehicles and other items of tangible personal property presently located on or in MBMH (such tangible personal property shall be collectively referred to as the “FF&E”), (iii) to the extent legally transferable, any and all rights to the Medicare and Medicaid provider agreements and numbers and any and all permits, licenses, patents, trademarks, trade names, service marks, rights and intangibles, (iv) to the extent legally transferable, all inventory, medical supplies, pharmaceuticals, food and food stuffs supplies, nursing supplies, cleaning supplies, dietary supplies, medicines, etc., (v) all leases, contracts and agreements as identified by Pacer, (vi) all catalogs, brochures, reference sources, policy and procedure manuals, suppliers names, mailing lists, art work, photographs, public relations and advertising materials used by MBMH, whether in electronic form or otherwise, (vii) all medical records of MBMH, (viii) all books and records of MBMH (or copies thereof), (ix) all cash or cash equivalents, (x) all accounts receivable (including those arising from Medicare or Medicaid cost report settlements), (xi) any prepaid expenses, and (xii) the name “Minnie G. Boswell Memorial Hospital” (hereinafter the assets described in (i) through (xii) above shall be collectively referred to as the “Hospital Assets”).  Pacer recognizes that the sale of the Real Property and FF&E contemplated hereby will be on an "as is" basis and that the County will have no obligation to make any repairs to the Real Property or the FF&E after the closing.

b.

Except as provided herein, the purchase of the Hospital Assets shall be free and clear of all liens, easements, licenses, restrictions and other encumbrances of any nature whatsoever, except current ad valorem taxes not past due, matters of public record (such as easements, rights-of-way, covenants and other restrictions), zoning and other laws or ordinances and other encumbrances agreed upon by the parties (the "Permitted Encumbrances").

c.

The County shall allow Pacer to continue to use MBMH's Medicare and Medicaid provider numbers after the closing during the period during in which MBMH's intermediary and the relevant governmental agencies are processing the change of ownership documentation.

d.

The County shall commit to fund the first three months of operations (the “Transition Period”).  The County’s commitment shall not exceed $2,000,000 during the Transition Period and any additional funds in excess of $2,000,000 necessary to operate the Hospital during the Transition Period shall be funded by Pacer.  Pacer will use the funds provided by the County to operate the Hospital during the Transition Period.   It is understood that, Pacer will use approximately $100,000 of said funds to purchase equipment for business office use. Pacer agrees not to use the funds provided by the County during the Transition Period for any other capital expenditures unless such expenditures are needed for the day-to-day operation of the Hospital.

After the Transition Period, Pacer shall be obligated (i) to operate the hospital and fund all of its operations, and (ii) assume all accounts payables of the Hospital.  If within 18 months of the end of the Transition Period, Pacer shall fail to keep the Hospital and the emergency room open then Pacer shall reimburse the County for all funds given during the Transition Period.

a.

Pacer shall begin the legal process of acquiring the Hospital before the end of the Transition Period.

f.

Pacer shall not request indigent care funding from the County for the next five years.

3.

Representations and Warranties. The County and Pacer shall make such representations and warranties in the definitive asset purchase agreement as are agreed to by the parties and as are customary in transactions of this nature.

4.

Revenues.  All revenues and accounts receivable that arise from services rendered by MBMH prior to the closing date, including those from Medicare or Medicaid cost report settlements, shall become the property of Pacer.

5.

Liabilities.  All liabilities of MBMH that accrue before the closing date, including those for Medicare and Medicaid cost report overpayments and recoupments, shall be assumed by Pacer with the exception of any hospital debt associated with bond issuances.  The Purchase Price shall be reduced by the amount of the liabilities assumed by Pacer.

6.

Indemnity.  The parties shall in good faith negotiate such indemnifications by the parties as are customary in transactions of this nature.

7.

Vacation, Personal, Sick and Other Leave, Workers’ Compensation and Disability Claims.  After the Transition Period, Pacer shall assume all accrued and vested vacation, personal, sick and/or other leave entitlements, worker’s compensation, disability and occupational diseases of or with respect to all employees employed by MBMH attributable to entitlements, injuries, claims, conditions, events and occurrences occurring prior to the closing, regardless of the date on which the actual claim is made.  The parties shall calculate the accrued and vested vacation, personal, sick and/or other leave entitlements of all employees employed by MBMH as of the closing.

B.

Interim Services Agreement

1.

Interim Services Agreement.  Pacer proposes to enter into an Interim Services Agreement with the County for Pacer to provide ongoing management of the day-to-day operations of MBMH until the purchase is consummated

2.

Term.  The Interim Services Agreement will be for an initial term of five years or until the purchase transaction is consummated.

3.

Fee for Interim Services.  The County will pay Pacer a monthly fee to be determined for services performed under the Interim Services Agreement.  Any fees deferred under the Interim Services Agreement shall be setoff against the Purchase Price.  Upon the purchase of MBMH by Pacer, any deferred fees due under the Interim Services Agreement shall be waived by Pacer.

4.

Other Terms.  All other terms of the Interim Services Agreement will be mutually agreed to by the parties.

5.

Transactional Documents.  The parties shall execute and deliver all documents necessary to document the transaction described above in form and substance satisfactory to the parties and their counsel containing such provisions as are customary in such transactions.

6.

Consents.  The parties shall have received the written consent of all persons, business entities and governmental agencies whose consent is necessary for consummation of this transaction.

7.

Approval of the Hospital Board.  The Hospital Board of MBMH shall approve the transaction described herein and the transactional documents as required by state law.

8.

Approval of County Commissioners.  The County Commissioners of Greene County shall have approved the transaction described herein and complied with the State of Georgia legal requirements with respect to the sale of a county hospital.

C.

Fees and Expenses

Pacer and the County shall pay their own fees, expenses and disbursements, including the fees and expenses of their respective counsel, accountants and other experts in connection with the subject matter of this proposal and all other costs and expenses incurred in performing and complying with all conditions to be performed under this proposal.  The County shall pay all license, application and other fees associated with the purchase of a hospital.

D.

Announcements/Confidentiality

The parties will cooperate concerning timing and content of all public statements concerning the proposed transaction.  The parties agree to hold and treat all material information as confidential and shall not disclose such information to any third party, except those third parties required to consummate the proposed transaction, without the written consent of the other party or as required by law.

E.

Definitive Transactional Documents

Pacer’s attorney shall initially prepare, and the parties shall in good faith negotiate definitive transactional documents to document the proposed transaction described above in form and substance satisfactory to the parties and their counsel containing such representations, warranties, contingencies and covenants of the parties and indemnifications by the parties as are customary in transactions of this nature.

F.

Governing Law

This proposal shall be construed in accordance with the laws of the State of Georgia without regard to conflicts of law principles.

G.

Counterparts/Execution by Facsimile

This proposal may be executed in several counterparts, and a facsimile copy of an executed, original counterpart shall be deemed for all purposes to be, and may be relied on as, an original, in which case the parties shall immediately provide fully executed originals to the other.

H.

Entire Agreement; Modification

The provisions contain the entire understanding of the parties with respect to the subject matter thereof and supersede all prior agreements, oral or written, and all other communications between the parties relating to such subject matter.  The provisions may not be amended or modified except by mutual written agreement.  In the event any of the provisions are found to be invalid, the remaining provisions shall remain in effect.

I.

Assignment

Pacer reserves the right to assign all of its rights under this proposal to an affiliated legal entity for that purpose.

We hope that you will agree that this proposal represents a viable alternative for the continued operation of Minnie G. Boswell Memorial Hospital.  If this proposal is acceptable, please execute this letter where indicated below and return it to our offices as indicated herein, no later than June 24, 2004.  If we do not receive an executed letter by that date, then this proposal shall be deemed without any force or effect.

Sincerely,

Rainier Gonzalez

President & CEO

The foregoing proposal is hereby accepted and approved by the undersigned on behalf of the Hospital Board and the County Commissioners of Greene County.

By:

Name:

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Date:

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By:

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By:

Name:

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